Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

August 8, 2022

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Ms. Kimberly A. Browning
Mr. Michael Spratt

Re:	Ares Strategic Income Fund
Registration Statement on Form N-2
Filed April 5, 2022
File Nos. 333-264145 and 814-01512

Ladies and Gentlemen:

This letter is sent on behalf of Ares Strategic Income Fund (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) communicated in its letter dated May 5, 2022 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Fund today filed with the Commission Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of the Fund’s responses set forth below correspond to the headings and numbers in the Comment Letter. For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to each of the Fund’s responses in the same order as presented in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich Paris Salt Lake City Shanghai Washington, D.C.

Securities and Exchange Commission August 8, 2022 Page 2

Form N-2 filed April 5, 2022

General Comments

1.	Staff’s comment: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. We may have additional comments depending on your response.

Response: The Fund has not presented and does not currently intend to present any “test the waters” materials to potential investors in connection with this offering. The Fund reserves the right to present “test the waters” materials in connection with this offering in the future should the Fund deem it appropriate based on its then-current facts and circumstances.

2.	Staff’s comment: Other than the exemptive application the Fund intends to file with respect to the multi-class share structure, please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

Response: The Fund submitted an application for multi-class relief on April 29, 2022 (File No. 812-15332). The Fund believes its application is substantially similar to applications filed by other non-traded BDCs for which the Commission has granted relief. The Fund received comments from the Staff on this application on July 27, 2022 and intends to respond to those comments.

Additionally, as disclosed in the Registration Statement, the Fund intends to rely on the exemptive relief (the “Order”) issued by the Commission to Ares Capital Corporation, et al., on January 18, 2017 (File No. 812-13603), to co-invest in portfolio companies with other BDCs, registered closed-end management investment companies and investment funds managed by Ares and its affiliates in transactions that otherwise may be prohibited by Sections 17 or 57 of the 1940 Act. Although not specific to the Fund or the Registration Statement, the Fund advises the Staff that, together with Ares Capital Corporation and the other entities that currently rely on the Order, it filed an application for an amended and restated Order on July 15, 2022 that would amend the term “Follow-On Investment,” consistent with the temporary relief granted by the Commission on April 8, 2020. The Fund does not currently expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement or otherwise, but reserves the right to do so in the future should the Fund deem it appropriate based on its then-current facts and circumstances.

Securities and Exchange Commission August 8, 2022 Page 3

3.	Staff’s comment: Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response: The Fund has not yet obtained FINRA approval of the underwriting terms and arrangements of the Fund’s offering, but will do so prior to the effective date of the Registration Statement.

Prospectus

4.	Staff’s comment: The Prospectus includes incomplete/bracketed disclosure about several waivers and/or expense payment agreements the Fund will enter into (e.g., page 97 discusses “conditional reimbursement by [the Fund] within three years” without providing adequate context). The disclosure also includes an “Expense Support and Conditional Reimbursement Agreement.” Please revise these disclosures to explain in clear and full detail, each waiver and/or expense payment agreement, including the Expense Support and Conditional Reimbursement Agreement (e.g., indicate all applicable parties, terms, and who may terminate an agreement). Also, disclose each agreement’s form (e.g., contractual)). See Item 20.1.c.(3) of Form N-2.

a.	Recoupment: To the extent there are recoupment rights under any waiver agreement and/or expense payment agreement, including the Expense Support and Conditional Reimbursement Agreement, please concisely explain those rights. Also, explicitly and clearly describe the amount of the expenses subject to recoupment, the expense ratio and distribution level at which recoupment of the waived or reimbursed expenses may occur, and the expiration date(s) of the recoupable amount (e.g., by using a chart to aid in investor understanding). Please confirm that:

i.	Recoupment of fees waived or expenses paid must occur within three years of the date of the waiver or payment.

ii.	Recoupment payment must be conditioned on: (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. See, AICPA Audit Risk Alert-Investment Company Industry Developments 2013/14.

Securities and Exchange Commission August 8, 2022 Page 4

Response: The Fund has revised the disclosure on page 59 of the Registration Statement and made conforming changes throughout the Registration Statement as requested.

In response to subparagraph (a)(i) of Comment 4, the Fund confirms that the Expense Support and Conditional Reimbursement Agreement will provide that the Reimbursement Payment for a given fee waiver or Expense Payment must be repaid within three years of the date the fee waiver or Expense Payment becomes a liability of the Fund.

In response to subparagraph (a)(ii) of Comment 4, the Fund further confirms that Reimbursement Payments are conditioned on: (1) an expense ratio (excluding management or incentive fees) that, after giving effect to the recoupment, is lower than the expense ratio (excluding management or incentive fees) at the time of the fee waiver or expense reimbursement; and (2) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the reimbursement.

5.	Staff’s comment: We note the list of exhibits in Part C with “[t]o be filed by amendment” status includes, at Item “25 (2)(k)(5),” a “Form of Expense Support and Conditional Agreement by and among the Registrant and Adviser.” Please confirm the Fund will file each of its additional fee waiver agreements and/or expense payment agreements as exhibits to the registration statement as material contracts pursuant to Item 25.2.k of Form N-2 or that any such additional agreement will be described in the advisory contract to be filed pursuant to Item 25.2.g.

Response: The Fund will file a Form of Expense Support and Conditional Agreement by and among the Registrant and Adviser” as an exhibit to the Registration Statement. The Fund advises the Staff that the Fund does not currently intend to waive the management fee for the first six months following the date the Fund breaks escrow and has revised the disclosures on pages 14, 18, and 85 of the Registration Statement accordingly.

Outside Facing Page

6.	Staff’s comment: Please add a “Calculation of Registration Fee” table that discloses the registration fee on the shares being registered.

Response: The Fund advises the Staff that pursuant to recently-adopted form amendments, General Instruction C.1 to Form N-2 and Item 25.2.s of Form N-2 require the calculation of filing fee table to be filed as an exhibit instead of on the Cover Page. The Fund has filed the required calculation of filing fee table as an exhibit to the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 5

Cover Page

7.	Staff’s comment: In the first paragraph, please delete the phrase “other securities” and confirm that the Prospectus Summary concisely identifies and defines each type of security in which the Fund will invest principally and provides correlating risk disclosure.

Response: The Fund has revised the disclosure as requested on the Cover Page of the Registration Statement and made conforming changes throughout the Registration Statement. The Fund confirms that the Prospectus Summary concisely identifies and defines the types of securities in which the Fund will principally invest on page 3 and provides correlating risk disclosures on page 3 of the Prospectus Summary and in the “Risk Factors.”

8.	Staff’s comment: With respect to the “private middle market U.S. companies” referenced in the first paragraph, please identify and define these types of companies and their risks in the Prospectus Summary.

Response: The Fund has revised the disclosure as requested on page 3 of the Registration Statement.

9.	Staff’s comment: In the third paragraph, please clarify the Fund may not engage in multiple share class offerings until the Fund receives an exemptive order from the SEC and there can be no assurances the SEC will grant such relief to the Fund. For this clarification, we suggest moving up to this third paragraph, the text stated in the fifth paragraph. Confirm there is clarification in the Prospectus for similar disclosure.

Response: The Fund has revised the disclosure as requested on the Cover Page of the Registration Statement and confirms that the Prospectus has similar disclosure on page vi in the section entitled “Multi-Class Exemptive Relief.”

Securities and Exchange Commission August 8, 2022 Page 6

10.	Staff’s comment: In the third paragraph, the third sentence states the “share classes have different ongoing shareholder servicing and/or distribution fees.” (Emphasis added). Should this use of “and/or” be revised to “and”? Please revise the disclosure in the registration statement to clearly identify and distinguish applicable shareholder servicing fees from applicable distribution fees.

Response: The Fund believes the reference is appropriate. Assuming the Fund receives an exemptive order for multi-class relief, the Fund intends to adopt a distribution and shareholder servicing plan (the “Plan”) in voluntary compliance with Rule 12b-1 under the Investment Company Act. Under the Plan, the Fund may pay to Ares Wealth Management Solutions, LLC, its principal underwriter (“AWMS”), an affiliate of Ares, a fee for (i) distribution and sales support services (the “Distribution Fee”), as applicable, and/or (ii) shareholder services (the “Servicing Fee”), with respect to the Fund’s Class D and Class S Shares. As provided under the Plan, the Distribution Fee will be used primarily to compensate AWMS for services provided in connection with the offering and sales of those share classes, and to reimburse AWMS for related expenses incurred, including, but not limited to, payments by AWMS to compensate or reimburse selling agents for distribution services and sales support services they provide. Payments of the Servicing Fee will be used to compensate AWMS and selling agents for shareholder services and/or the maintenance of shareholder account services provided to shareholders in the relevant class. The services provided by AWMS and the selling agents will vary over time, and Rule 12b-1 does not require that the Fund adopt separate plans for distribution and servicing fees. AWMS will track payments of the Distribution Fee and the Servicing Fee for compliance with applicable FINRA rules. In addition, while the Plan is in effect, the Fund’s Board of Trustees will receive, at least quarterly, written reports complying with the requirements of Rule 12b-1, which will set out the amounts expended under the Plan and the purposes for which those expenditures were made.

Investing in our Common Shares involves . . .. the following: (page i)

11.	Staff’s comment: Please add a bullet stating that an investment in the Fund is suitable only for investors with the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

Response: The Fund advises the Staff that a bullet point being added discussing the suitability for investors would not be useful to investors because, consistent with other non-traded BDCs, the Fund has already disclosed under “Suitability Standards” that its Common Shares are “suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment.”

12.	Staff’s comment: In the second bullet, please provide a brief definition of a “blind pool offering.”

Response: The Fund has revised the disclosure as requested on page i of the Registration Statement.

13.	Staff’s comment: Please expand the seventh bullet to disclose the expected amount of repurchases per quarter.

Response: The Fund has revised the disclosure as requested on page i of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 7

14.	Staff’s comment: In the ninth bullet, please define the term “return of capital” and, when first used outside the Cover Page, briefly explain the related consequences and risks of a return of capital distribution, including the impact of such a return on a shareholder’s tax basis. Also, explain the amount of capital available for investment by the Fund may be reduced when distributions are funded from amounts of offering proceeds, sale of assets, borrowings, or a return of capital. In addition, state that any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

Response: The Fund has revised the disclosure on page i of the Registration Statement to clarify the meaning of a “return of capital” to investors. The Fund confirms that the Registration Statement briefly explains the related consequences and risks of a return of capital on pages 12 and 13, including that the amount of capital available for investment by the Fund may be reduced when distributions are funded from amounts of offering proceeds, sale of assets, borrowings, or a return of capital. The Fund respectfully declines to add additional disclosure with respect to return of capital through distributions being after payment of fees and expenses, as the Fund, regardless of the source of the distribution (e.g., investment income, capital gains, return of capital), will not declare and pay distributions that would subordinate the rights of its creditors to its shareholders. Adding disclosure in the context of returning capital is potentially confusing to investors, and the Fund believes the current disclosure under “Distributions,” “Description of our Shares” and “Material U.S. Tax Consequences” is sufficient to inform investors about their rights to distributions as common shareholders and the implication of those distributions depending on their composition.

15.	Staff’s comment: In the last bullet, please revise the disclosure about the Fund’s ability to invest in “junk” securities to specify the extent to which the Fund will invest in junk securities. We note disclosure on page 3, under the heading “What types of investments do you intend to make” indicates the Fund will invest at least 80% of its total assets in “debt investments,” most of which will consist of junk securities.

Response: The Fund has revised the disclosure on page i of the Registration Statement to add a cross reference the question “What types of investments do you intend to make?” under Prospectus Summary.

Securities and Exchange Commission August 8, 2022 Page 8

Prospectus Summary

16.	Staff’s comment: Portions of the question and answer section have generalized and lengthy discussions of the investment philosophies and activities of the Fund’s adviser, Ares Capital Management LLC (the “Adviser”) and various affiliates of the Fund’s Adviser (e.g., the sections titled Who are Ares and the Ares Credit Group? and What strengths do Ares and the Ares Credit Group offer?). Please delete this generalized and lengthy disclosure and revise the question and answer section to summarize information that is specific to how the Fund will be managed.

a.	We note disclosure concerning Ivy Hill Asset Management, L.P. (“IHAM”). Please add a summary of the specific role IHAM has to the Fund and confirm that any related contractual agreement between the Fund and IHAM will be filed as an exhibit to the registration statement. If IHAM does not provide services to the Fund, please delete the disclosure about IHAM from the registration statement to avoid misleading disclosure.

Response: The Fund has revised the disclosure on page 4 of the Registration Statement to clarify the role Ares and Ares Credit Group have in relation to the Fund. The Fund advises the Staff that it believes the disclosure regarding Ares and Ares Credit Group is necessary for an understanding of our investment adviser’s investment process and appropriate given their relationship with the Fund. The Fund also believes such disclosure is consistent with other BDCs, including Ares Capital Corporation. The Fund further advises the Staff that it included disclosure on IHAM merely to clarify that the reported assets under management of the Adviser includes the assets under management of IHAM, which is a portfolio company of Ares Capital Corporation, which in turn is managed by the Adviser. IHAM does not have any role with the Fund and is not anticipated to have any contractual agreement with the Fund. The Fund has revised the disclosure to better clarify the purpose of mentioning IHAM.

17.	Staff’s comment: To the extent not already done so, please disclose that securities rated below investment grade or which, if unrated, would be rated below investment grade if they were rated, are known as “junk” securities or “junk” bonds,” as applicable (e.g., please reference “junk” in the Broad Liquid and Illiquid Credit Strategy” bullet on page three). Also, please disclose who will make determinations concerning the credit quality of any unrated securities in which the Fund may invest.

Response: The Fund has revised the disclosure as requested throughout the Registration Statement. The Fund also revised the disclosure on page 84 of the Registration Statement to state that the investment committee will make determinations concerning the credit quality of any unrated securities in which the Fund may invest.

Securities and Exchange Commission August 8, 2022 Page 9

Who are Ares and the Ares Credit Group? (page 1)

18.	Staff’s comment: Please confirm if there is missing text in the first sentence of the second paragraph.

Response: The Fund confirms there is no missing text in the first sentence of the second paragraph on page 1 of the Registration Statement.

What is a non-exchange traded, perpetual-life BDC? (page 2)

19.	Staff’s comment: For purposes of a fair and balanced presentation to assist a reasonable shareholder in making an informed investment decision, explain using plain English that under this “perpetual-life BDC” structure, the Fund will not terminate. Also, state that investors generally should not expect to be able to sell their shares regardless of how the Fund performs.

Response: The Fund has revised the disclosure as requested on page 2 of the Registration Statement.

What types of investments do you intend to make? (page 3)

20.	Staff’s comment: In the first paragraph, the third sentence states the “Fund may also invest in foreign instruments . . . .” If the Fund will invest principally in the securities of foreign issuers (including if applicable, those located in emerging and/or frontier markets), please explain so in the Prospectus Summary and specify each type of applicable foreign security (e.g., loans and/or equities). Also, add correlating risk disclosure. Also, on the Cover Page, briefly disclose the Fund’s strategy to invest in foreign securities.

Response: The Fund advises the Staff that while it may from time to time invest in the securities of foreign issuers, as a BDC, pursuant to Section 55(a) of the Investment Company Act, securities issued by foreign issuers are not “qualifying assets” and, consequently, the Fund does not currently intend to principally invest in securities of foreign issuers. To the extent the Fund does invest in such securities within the constraints of Section 55(a) of the Investment Company Act, it has included on page 44 of the Registration Statement a risk factor entitled, “Our investments in foreign companies may involve significant risks in addition to the risks inherent in U.S. investments.” The Fund has not added disclosure on the Cover Page given the Fund does not currently intend to principally invest in securities of foreign issuers.

Securities and Exchange Commission August 8, 2022 Page 10

21.	Staff’s comment: If the Fund will invest in any specific country, countries, or regions as part of its principal strategy, add attendant strategy and risks disclosure to the Prospectus Summary.

Response: The Fund confirms that, as discussed in the response to the previous comment, in order to maintain its status as a BDC, the Fund intends to invest primarily in U.S. companies specified in Section 55(a) of the Investment Company Act, including private U.S. companies and certain smaller public companies, among others. The Fund further confirms that investing in any specific country (aside from the U.S.), countries, or regions is not currently a part of its principal strategy.

22.	Staff’s comment: We note disclose later in the Prospectus states the Fund may invest in “Stressed Investments,” including “companies involved in, or that have recently completed, bankruptcy or other reorganization and liquidation proceedings.” Please disclose this information in this section and include correlating risk disclosure in the Risk Factors section if the Fund will use such investments for its principal investment strategies.

Response: The Fund has revised the disclosure as requested on pages 3 and 43 of the Registration Statement.

23.	Staff’s comment: The second paragraph states the Fund “will generally not have direct rights against the underlying borrowers or entities that sponsor the CLOs.” Please briefly discuss the attendant risks of not having these direct rights in the Risk Factors section concerning CLOs.

Response: The Fund has revised the disclosure as requested on page 41 of the Registration Statement.

What strengths do Ares and the Ares Credit Group offer? (page 4)

24.	Staff’s comment: Please describe, in specific detail, the services that Ares and the Ares Credit Group, respectively, will provide to the Fund and delete disclosure that presents generalized information about these services.

Response: The Fund has revised the disclosure on page 4 of the Registration Statement to clarify the role Ares and Ares Credit Group have in relation to the Fund. The Fund advises the Staff that it believes the disclosure regarding Ares and Ares Credit Group is appropriate given their relationship with the Fund and also believes such disclosure is consistent with the disclosure of other BDCs, including Ares Capital Corporation.

25.	Staff’s comment: In the first bullet, the disclosure states the “Fund’s affiliation with the Ares Credit Group provides a distinct competitive advantage across the credit spectrum through Ares’ market presence, scale and origination capabilities. The Ares Credit Group also provides additional market information, company knowledge and industry insight that benefit its ability to invest in liquid and illiquid credit assets for the Fund.” Please clarify these statements as the Fund is new and its performance, as well as any benefits it may derive from its affiliation with Ares Credit Group, have yet to be realized.

Response: The Fund has revised the disclosure as requested on pages 4 and 66 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 11

What are the potential benefits of investments in liquid credit in addition to originated loans? (page 5)

26.	Staff’s comment: This section states the Fund “currently anticipates making liquid credit investments” and the Fund’s “liquid credit investments will include syndicated loans, high yield bonds and multi-asset credit, which involves combining syndicated loans and high yield bonds, as well as structured credit, CLOs, special situations and related credit instruments, into a single portfolio.” Also, that the Fund “expect[s] these investments, should [it] make them, to enhance [the Fund’s] risk/return profile and serve as a source of liquidity for the Fund.” Please:

a.	Identify and define each “liquid credit investment” in which the Fund will invest principally in the Prospectus Summary. Also, clarify this “multi-asset credit” component using plain English principals. Additionally, add correlating risk disclosure for any such “liquid” investments.

b.	Define a “liquid high yield bond” in plain English.

c.	Reconcile the disclosure in this section with other statements in the Prospectus that appear contradictory (e.g., page 3, under What is your investment strategy, text indicates the Fund will invest at least 80% of its total assets in “debt investments,” most of which will consist of junk securities. Additional Prospectus disclosure indicating applicable junk securities have: predominantly speculative characteristics; illliquidty risks; and valuation risks. Disclosure on page 33 under the heading, “The lack of liquidity in our investments may adversely affect our business”).

Response: As requested in subparagraphs (a) and (b) of Comment 26, the Fund has revised the disclosure on page 5 of the Registration Statement to (i) clarify that the type of liquid credit instruments in which the Fund may invest generally will be the same for its liquid and illiquid investments, with the primary difference being that the liquid credit investments are, under normal market conditions, generally able to be readily liquidated for cash, (ii) define “multi-asset credit” and (iii) add correlating risk disclosure.

Securities and Exchange Commission August 8, 2022 Page 12

As requested by subparagraph (c) of Comment 26, the Fund has revised the disclosure throughout the Registration Statement to clarify that the Fund expects the instruments it invests in will typically be unrated or rated below investment grade.

Will you use leverage? (page 5)

27.	Staff’s comment: To the extent the disclosure under this heading generally describes a BDC’s ability to engage in leverage, please revise it to describe with specificity how the Fund will engage in leverage and indicate the applicable instruments the Fund will use.

Response: The Fund has expanded the disclosure as requested on page 5 of the Registration Statement to provide additional detail regarding the applicable instruments the Fund currently anticipates that it may use for leverage. The existing disclosure explains that the Fund will use leverage from time to time as determined by its Adviser and Board of Trustees to attempt to increase its return to its shareholders.

Do you Currently Own Any Investments? (page 8)

28.	Staff’s comment: This section states the Fund does not own any investments. Since filing the registration statement, if this information has changed (e.g., has the fund entered into any “warehousing agreement/transactions”), please update the disclosure accordingly in specific and concise detail. Based on your response, we may have additional comment.

Response: The Fund does not currently own any investments. The Fund will revise the disclosure as requested if this information changes prior to the Registration Statement being declared effective.

What fees do you pay to your investment adviser? (pages 14-15)

29.	Staff’s comment: With respect to the term “management fee,” please expand this term to “base management fee.” See Instruction 7.a to Item 3.1 of Form N-2.

Response: The Fund has revised the disclosure as requested throughout the Registration Statement.

30.	Staff’s comment: References to the Fund’s incentive fee in the Prospectus appear in both singular and plural forms (e.g., the disclosure on page 14 states the “incentive fee will consist of two components: while the fee table shows a caption stating “incentive fees.”). Please rectify.

Response: The Fund has revised the disclosure as requested throughout the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 13

31.	Staff’s comment: Please include a graphical representation and examples showing how the Fund calculates the incentive fee.

Response: The Fund has revised the disclosure as requested on page 86 of the Registration Statement.

32.	Staff’s comment: Please disclose the share class on which the incentive fee is based.

Response: The Fund advises the Staff that the incentive fee is not based on a particular share class and will be allocated to each class of shares based upon the relative proportion of net assets represented by such class.

What are the offering and servicing costs? (page 15)

33.	Staff’s comment: The third paragraph describes, in brackets, an “organization and offering expenses” advancement agreement between the Fund and its Adviser that appears to give the Adviser a right to reimbursement. Please explain in detail the terms of this agreement and file the agreement as an exhibit to the registration statement. In describing this agreement, clarify in concise detail, as described in the text, how the Adviser may elect “to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement.” Based on your responses, we may have additional comments.

Response: The Fund advises the Staff that the Adviser has voluntarily agreed to advance all of the Fund’s organization and offering expenses and, as a result, there is no written agreement. As disclosed on page 15 of the Registration Statement, the Fund will be obligated to reimburse the Adviser for such organization and offering expenses upon breaking escrow unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement. The Fund confirms that the terms of the Expense Support and Conditional Reimbursement Agreement are described on page 59 of the Registration Statement.

What are your policies related to conflicts of interests with Ares and its affiliates? (page 16)

34.	Staff’s comment: Please briefly disclose that the Adviser has a fiduciary duty to the Fund, including with respect to its receipt of compensation (see Section 36(b) of the ICA). Please also discuss briefly the role of the Board of Trustees (the “Board”) in overseeing the Adviser and monitoring the Adviser’s conflicts of interest.

Response: The Fund has revised the disclosure as requested on page 16 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 14

FEES AND EXPENSES (pages 18-21)

35.	Staff’s comment: Please revise the captions in the fee table to conform to the formatting of Item 3 of Form N-2 (i.e., capitalize the captions and place them in bold as shown in Item 3 of Form N-2). Also, insert spaces in between the captions as shown in Item 3.

Response: The Fund has revised the disclosure as requested on page 18 of the Registration Statement.

36.	Staff’s comment: To the extent the fee table and/or the footnotes thereto disclose information about any of the Fund’s voluntary waiver agreements and/or expense payment agreements, please relocate that information to an appropriate section. Also, confirm that the impact of any such agreements were not used to calculate the figures shown in the fee table and in the example made in response to Item 3.

Response: The Fund has revised the disclosure as requested on pages 18 and 19 of the Registration Statement. The Fund confirms that the impact of any such agreements was not used to calculate the figures shown in the fee table and in the example.

We are exposed to risks associated with changes in interest rates. (page 33)

37.	Staff’s comment: Please: (i) clarify the types of instruments that the Fund may use to manage interest rate risk, and (ii) review the investment strategy and other risk disclosure for consistency. For example, specify the certain hedging transactions the Fund will use to mitigate its exposure to changes in interest rates.

Response: The Fund has revised the disclosure as requested throughout the Registration Statement.

We are subject to risks related to corporate social responsibility. (page 34)

38.	Staff’s comment: Please consider updating this disclosure to refer to the Commission’s recent proposed rulemaking on climate-related disclosures. See https://www.sec.gov/rules/proposed/2022/33-11042.pdf.

Response: The Fund has revised the disclosure as requested on page 34 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 15

Our investment adviser’s liability is limited . . . for its own account. (page 36)

39.	Staff’s comment: In listing the actions the Fund will not indemnify, please conform the disclosure to that of Section 17(i) of the ICA. Also, confirm that any applicable agreements concerning indemnification of the Fund all contain language that conforms to Section 17(i). See also the Instruction to Item 30 of Form N-2.

Response: The Fund confirms that, as disclosed in the Registration Statement and as permitted by Section 17(i) of the 1940 Act, the Fund has “agreed to indemnify, defend and protect our investment adviser and its members and their respective officers, managers, partners, agents, employees, controlling persons and members and any other persons or entities affiliated with it with respect to all damages, liabilities, costs and expenses arising out of or otherwise based upon the performance of any of our investment adviser’s duties or obligations under the investment advisory and management agreement or otherwise as an investment adviser for us, and not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties under the investment advisory and management agreement.” The Fund further confirms that any applicable agreements concerning indemnification of the Fund contain language that conforms to Section 17(i) of the 1940 Act.

Compliance with the SEC’s Regulation Best Interest . . . our investment objective. (page 39)

40.	Staff’s comment: Please clarify that the Fund’s inability to raise capital may result from broker-dealers determining not to recommend the Fund to their customers because doing so may not be in the customers’ best interest.

Response: The Fund has revised the disclosure as requested on page 39 of the Registration Statement.

41.	Staff’s comment: As the Fund is classified as non-diversified, please delete the reference to the Fund “creat[ing] a diversified portfolio” because such language may potentially mislead and/or confuse investors about the nature of the Fund. See Section 5(b)(2) of the Investment Company Act of 1940 (“the ICA”) that defines a non-diversified company as any management company other than a diversified company.

Response: The Fund has revised the disclosures in the Registration Statement to clarify when it is referring to the Fund as non-diversified for Investment Company Act purposes. The remaining references to the term “diversified” on pages 34 and 39 of the Registration Statement are intended to describe an aspect of the Fund’s investment strategy, and the Fund does not believe that an investor would interpret the remaining references to the term “diversified” as a statement regarding the Fund’s status as a non-diversified company under the Investment Company Act.

Securities and Exchange Commission August 8, 2022 Page 16

We may expose ourselves to risks if we engage in hedging transactions. (pages 44-45)

42.	Staff’s comment: Are derivatives and/or swaps included in the calculation of pre-incentive fee net investment income? If yes, please explain to us whether the Fund will consider its derivatives and swaps to be securities of eligible portfolio companies under section 55 of the ICA. Also, please disclose in this section how derivatives are valued for purposes of calculating average gross assets and the incentive fee, and include a disclosure that, if true, provides that the notional value of these investments is not used for these purposes. Please also provide a discussion of the Fund’s investment strategy with regard to its derivatives and swaps, as well as their corresponding investment risks, in the investment strategy and risk sections of the Prospectus.

Response: Derivatives and swaps are accounted for as realized or unrealized gains (losses) for accounting purposes. As a result, derivatives and swaps will not be included in the calculation of pre-incentive fee net investment income and will not impact the portion of the incentive fee that is paid quarterly based on income, but they could impact the portion of the incentive fee that is paid annually based on realized capital gains.

Although the Fund does not anticipate making significant use of derivatives and swaps to establish exposure to issuers that qualify as eligible portfolio companies, to the extent it does so, it intends to treat the notional value of such derivatives and swaps as investments in the securities of eligible portfolio companies.

The Fund has revised the disclosure as requested on page 44 of the Registration Statement pursuant to the Staff’s comment. The Fund further advises the Staff that it discloses its investment strategy with regard to derivatives and swaps on pages 3 and 64 and the associated risks on page 44.

43.	Staff’s comment: While the last paragraph references “unfunded commitments,” there is no further discussion in the Prospectus about unfunded commitments. Please add clarifying disclosure on whether the Fund intends to enter into unfunded commitments, including any applicable related risk disclosure.

Response: The Fund has revised the disclosure as requested on pages 45 and 63 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 17

44.	Staff’s comment: Please explain to us whether the Fund will make Capital Commitments that may be unfunded for some period of time. If so, please explain to us whether the Fund will treat its unfunded commitments as senior securities under Section 18(g) of the ICA. If the Fund will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Fund believes it will be able to cover its future unfunded investment commitments.

Response: The Fund advises the Staff on a supplemental basis that it may in the future enter into unfunded commitment agreements in connection with certain investments (such as delayed draw term loans and revolving credit facilities). The Fund currently does not intend to treat unfunded commitment agreements as senior securities under Section 18(g) of the 1940 Act. As permitted by Rule 18f-4 under the 1940 Act, the Fund expects to document, at the time it enters into an unfunded commitment, its reasonable belief that it will have sufficient cash and cash equivalents to fund such commitment as its obligation becomes due. In reaching that reasonable belief determination, the Fund may consider its overall investment strategy, the liquidity of its assets, its borrowing capacity under existing committed lines of credit and the contractual provisions of its unfunded commitment agreements, each of which may vary over time.

We may enter into side letters or similar arrangements. (page 46)

45.	Staff’s comment: Please explain to us:

a.	how these side letters or similar arrangement[s] comply with Section 18 under the 1940 Act;

b.	whether any terms of the side letters or similar arrangements could have a material, negative effect on other fund investors or on other investors in a substantially similar pool of assets;

c.	whether the terms of these side letters or similar arrangements will be disclosed to all fund investors, and how they will be disclosed including the timing of such disclosure;

d.	whether the terms of these side letters include preferential redemption or withdrawal rights; and

e.	whether the terms of these side letters or similar arrangements have a direct or indirect effect on the management or incentive fee attributable to the applicable shareholder with whom such arrangements are made.

Response: The Fund advises the Staff that to date it has not entered into any side letters or similar arrangements and does not currently intend to enter into such arrangements. As a result, the Fund has removed this disclosure.

Securities and Exchange Commission August 8, 2022 Page 18

46.	Staff’s comment: Please:

a.	Describe specifically the types of rights and obligations that side letter agreements would establish. For what consideration? What kind of “restrictions” and “special rights” do the Fund and/or the Adviser intend to create via side letter agreements “with respect to activities of the Fund”?

b.	Explain how would side letter arrangements with the Fund and/or the Adviser compare to side letters typically entered into by private funds and their advisers? Would any shareholder be able to request/negotiate side letters with the Fund? Would the Fund be willing to grant special rights to any shareholder? If not, why not?

c.	Discuss if the Adviser (or affiliates) will be party to any side letter. Will the Adviser (or affiliates) enter into separate side letter agreements or similar arrangements with Fund shareholders who also have side letter agreements with the Fund? What types of rights and obligations would such side arrangements with the Adviser create? For what consideration? Would side letters contemplate arrangements with respect to any adviser acting in any capacity other than as adviser to the Fund?

d.	Describe the Board process for reviewing and approving side letter agreements.

e.	Describe specifically all special rights that relate, directly or indirectly, to shareholder voting. What does the “right to recommend a representative for nomination to the Board of Trustees or to appoint a board observer or any rights related thereto” mean in practice, e.g., what would the Board consider when deciding whether to accept a nomination from a shareholder?

f.	Discuss if the Fund intends to publicly disclose non-public information provided to shareholders? Would such shareholders be required to maintain confidentiality? Would such shareholders be required to agree not to trade on non-public information that they receive from the Fund? If so, what other “actions” can such shareholders take on the basis of non-public information received from the Fund?

Response: As noted in response to Comment 45, the Fund advises the Staff that to date it has not entered into any side letters or similar arrangements and does not currently intend to enter into any such arrangements. As a result, the Fund has removed this disclosure.

Securities and Exchange Commission August 8, 2022 Page 19

Cybersecurity risks and cyber incidents . . . may adversely affect .. . . companies. (page 50)

47.	Staff’s comment: Please consider adding disclosure concerning the Commission’s recent cybersecurity rule proposal. See https://www.sec.gov/news/press-release/2022-39.

Response: The Fund has revised the disclosure as requested on page 51 of the Registration Statement.

Overview (page 54)

48.	Staff’s comment: The fourth paragraph discusses the Fund ability to issue preferred shares. Please either confirm that the Fund does not intend to issue debt securities or preferred stock within a year from the effective date of the registration statement or add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response: The Fund may issue debt securities within one year of the effective date of the Registration Statement, and confirms it has appropriate disclosure in the Registration Statement regarding the associated strategy and risks of issuing debt securities or otherwise utilizing leverage where appropriate. The Fund does not currently intend to issue preferred stock within a year of the effective date of the Registration Statement.

Contractual Obligations (page 62)

49.	Staff’s comment: The disclosure in the second paragraph states the Fund “may establish one or more credit facilities.” Please advise us of the size, timing and purpose of any intended near-term borrowings. If you intend to borrow money in the near future, please consider the need for updated disclosure, including the presentation of interest expense in your fee table. If applicable, provide the material terms of the credit facility agreement, and include a copy of the agreement as an exhibit to the registration statement.

Response: Although the Fund intends to enter into one or more credit facilities in the future, the timing and terms of such future credit facilities are presently unknown. The terms of such credit facilities will be disclosed if and when they are entered into, as will the presentation of interest expense in the fee table, and such credit facilities will be filed as exhibits to the Registration Statement.

Investment Selection (pages 67-68)

50.	Staff’s comment: The disclosure in the third paragraph states, “Ares also recognizes the importance of considering ESG factors in the investment-decision making process in accordance with its ESG policy.” Please clarify this “ESG policy.” We note the disclosure on page 34 under the heading “We are subject to risks related to corporate social responsibility” seems to suggest that neither the Fund nor its affiliates have ESG policies. Harmonize these and any other applicable disclosures.

Response: The Fund has revised the disclosure on page 34 of the Registration Statement to clarify that Ares has adopted an ESG policy.

Securities and Exchange Commission August 8, 2022 Page 20

Portfolio Management (pages 82-84)

51.	Staff’s comment: Please state each portfolio manager’s business experience during the past 5 years. See Item 9(1)(c) of Form N-2.

Response: The Fund will revise the disclosure as requested in a pre-effective amendment to the Registration Statement.

52.	Staff’s comment: If the portfolio managers are jointly and primarily responsible for day-to-day management of the Fund’s portfolio, please state so and provide a brief description of each person’s role on the team or committee (e.g., lead member). In that description, describe any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Registrant’s portfolio. Id and the Instruction thereto.

Response: The Fund will revise the disclosure as requested in a pre-effective amendment to the Registration Statement.

Administration Agreement (page 87)

53.	Staff’s comment: Please disclose how the Board will ensure that fees payable under the Administration Agreement to the affiliates of the Adviser are reasonable in light of the services provided. That discussion should address the Board’s role in determining how administrative expenses are allocated among the Fund and any affiliates of the Adviser and how the expenses compare to the cost of obtaining similar services from a third-party.

Response: The Fund notes that it will not pay fee-based compensation to the administrator under the terms of the administration agreement. Rather, it will reimburse the administrator for certain services and personnel provided by the administrator to the Fund at cost in order to support its operations. The Fund expects its Board of Trustees to consider those reimbursement arrangements generally in light of Section 15(c) of the 1940 Act, including by reference, where such information is available, to other BDCs managed by third-party investment advisers that also provide administrative support with similar reimbursement arrangements. The Fund has revised the disclosure as requested on page 87 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 21

Material Non-Public Information (page 93)

54.	Staff’s comment: With respect to the last sentence, please clarify that the limitations on the Fund’s ability to buy or to sell securities as described in the sentence result from, for example, the antifraud provisions of the federal securities laws.

Response: The Fund has revised the disclosure as requested on page 93 of the Registration Statement.

Escrow Arrangement (page 113)

55.	Staff’s comment: [Disclose] the procedures an investor must follow to withdraw their purchase order and request a full refund prior to the Fund breaking escrow.

Response: The Fund has revised the disclosure as requested on page 113 of the Registration Statement.

Shareholder Servicing and/or Distribution Fees — Class S and Class D (page 114)

56.	Staff’s comment: As the disclosure under this heading also discusses Class I, please revise the heading accordingly.

Response: The Fund has revised the disclosure as requested on page 114 of the Registration Statement.

57.	Staff’s comment: Please expand upon the last sentence in the last paragraph by explaining that because the Distribution fees and Servicing Fees are paid out of the Fund’s assets on an on-going basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges.

Response: The Fund has revised the disclosure as requested on page 114 of the Registration Statement.

Indemnification (page 115)

58.	Staff’s comment: Please clarify the disclosure in this section and in particular, explain how it is “permitted by law.” This clarification should specify the conduct for which the Fund will provide indemnification. Also, the clarification should explain any disabling conduct. See Section 17(i) of the ICA and Item 30 of Form N-2. Additionally, indicate the agreements governing the indemnification and file them as exhibits to the registration statement. Also, disclose the Fund’s governing bylaw and charter provisions as referenced in the disclosure.

Response: The Fund has revised the disclosure as requested on page 115 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 22

Share Repurchase Program (pages 119-120)

59.	Staff’s comment: While the Fund indicates it “intend[s] to conduct its repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the [ICA],” we note the current disclosure does not reflect this. Accordingly, please revise the disclosure to explain in concise and specific detail the Fund’s process for conducting repurchase offers in compliance with Rule 13e-4. Also, revise the text in the penultimate sentence of the second paragraph from “[w]e intend to conduct” to “[w]e will conduct” and make conforming revisions in the Prospectus.

Response: The Fund believes that the current disclosure on pages 119 and 120 of the Registration Statement adequately explain the Fund’s process for conducting repurchase offers in compliance with Rule 13e-4. Nevertheless, the Fund has revised the disclosure on page 119 to further clarify that the specific terms of a given tender offer will be published in a Schedule TO and to revise the text in the penultimate sentence of the second paragraph to state that the Fund “[w]ill conduct” its repurchase offers in accordance with the requirements of Rule 13e-4.

60.	Staff’s comment: The Fund’s expected timing of, and procedures for conducting, tender offer repurchases should be disclosed in concise and full detail (e.g., the disclosure should explain the timetable for a repurchase offer of shares, including the amount of time a tender offer would be outstanding, when the offer would expire, when the shares would be valued, and when the Fund would pay for shares tendered. Also, the disclosure should indicate the form of payment the Fund will make for tendered shares). See Item 8.5.d of Form N-2 and Guide 2 to Form N-2.

Response: The Fund confirms that the disclosures on pages 119 and 120 of the Registration Statement state that the Fund, subject to the discretion of the Board of Trustees, expects to repurchase shares pursuant to tender offers on or around the last business day of the applicable quarter. Additionally, the disclosure states that the shares will be valued at NAV as of the last calendar day of the applicable quarter, except that in the case of shares that have not been outstanding for at least one year, the Fund deducts 2% pursuant to an Early Repurchase Deduction. The disclosure also states that repurchases of shares from shareholders by the Fund will be paid in cash promptly after the determination of the relevant NAV per share is finalized, and that repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund has revised the disclosure on page 119 to state that shareholders will be given at least 20 business days to elect to participate in the share repurchases. Accordingly, we believe that the existing disclosure in the Registration Statement, taken together with these revisions, addresses the Staff’s comment.

Securities and Exchange Commission August 8, 2022 Page 23

Distribution Reinvestment Plan (page 121)

61.	Staff’s comment: Please confirm that all of the information required pursuant to Item 10.1.e of Form N-2 is disclosed in the prospectus or revise the text accordingly. Please note, the tax information required by Item 10.1.3(5) should clarify that stockholders who elect to have their shares automatically reinvested through the Distribution Reinvestment Plan (the “DRIP”) will, nonetheless, be required to pay applicable federal, state or local taxes on the reinvested dividends and will not receive a corresponding cash distribution with which to pay any applicable tax. Also, consider specifying that capital gains and income are realized, even though the stockholder does not receive cash. See Item 10.1.e of Form N-2.

Response: The Fund confirms that the information required pursuant to Item 10.1.e of Form N-2 is disclosed in the prospectus. The Fund notes that the tax information required per Item 10.1.3(5) is currently included in the section entitled “Certain Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders—Distributions of Our Common Shares.” The disclosure in the aforementioned section also states that distributions of the Fund’s taxable income will be taxable as ordinary income to U.S. shareholders to the extent of the Fund’s current and accumulated earnings and profits, whether paid in cash or reinvested in additional Common Shares. The disclosure further states that distributions of the Fund’s net capital gain properly reported as “capital gains dividends” will be taxable as long-term capital gains whether the dividend is paid in cash or reinvested in additional Common Shares.

The Fund has also expanded the disclosure regarding taxes on reinvested distributions on page 121 of the Registration Statement.

62.	Staff’s comment: Please disclose that reinvested dividends increase the Fund’s gross assets on which the investment advisory fees, including the management fee and incentive fee, are paid to the Fund’s Adviser.

Response: The Fund has revised the disclosure as requested on page 121 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 24

63.	Staff’s comment: The fourth paragraph states, “[t]here will be no upfront selling commissions or intermediary manager fees charged to [stockholders] if [they] participate in the [DRIP]. We will pay the Plan administrator fees under the distribution reinvestment plan. If your shares are held by a broker.” Please delete the term “upfront” or explain any fees, commission, and/or changes in plain English. If the Fund imposes fees to shareholders participating in the DRIP, please describe that fact and revise the fee table accordingly (i.e., add a Dividend Reinvestment and Cash Purchase Plan Fees caption to the Shareholder Transaction Expenses section of the fee table and disclose therein the highest fee that the Fund may charge). See General Instruction 4 to Item 3 of Form N-1A.

a.	Please clarify the statement that the “[Fund] will pay the Plan administrator fees under the [DRIP].” Do the shareholder, including those who have opted-out of the DRIP, indirectly bear these Plan administrator fees? Please explain these fees and indicate how they appear in the fee table.

Response: The Fund has revised the disclosure as requested on page 121 of the Registration Statement and confirms the Fund will not impose fees on shareholders participating in the DRIP that are specific to the DRIP.

Regulation (pages 122-123)

64.	Staff’s comment: The fifth paragraph discusses the Fund issuing shares of common stock at a price below net asset value in certain circumstances. Please disclose that the Fund will comply with the conditions set forth in Section 63(2) of the ICA Act when selling common stock at a price below net asset value.

Response: The Fund has revised the disclosure as requested on page 123 of the Registration Statement.

AVAILABLE INFORMATION (page 145)

65.	Staff’s comment: Please delete the references to the SEC’s Public Reference Room. See: Disclosure Update and Simplification, Release No. 33-10532 (Aug. 17, 2018).

Response: The Fund has revised the disclosure as requested on page 146 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 25

PART C-OTHER INFORMATION

Item 25(2) Exhibits Exhibit (a)(2) Form of Second Amended and Restated Declaration of Trust of Ares Strategic Income Fund the Registrant (“Organizational Document”)

66.	Staff’s comment: Please paginate the Organizational Document.

Response: The Fund has paginated the Organizational Document and made certain additional clerical revisions where the Fund believed necessary and will supplementally provide to the Staff upon a request a comparison document.

Section 14.3 Derivative Actions (“Section 14.3”)

67.	Staff’s comment: Revise each following provision (or portions thereof as noted in this comment) in Section 14.3 to state that the provision does not apply to claims arising under the federal securities laws:

a.	the portion of Provision (a) stating, “[n]o Shareholder may maintain a derivative action on behalf of the Company unless holders of at least ten percent (10%) of the outstanding Shares join in the bringing of such action”;

b.	provision (b)(i) in its entirety; and

c.	the portion of Provision (b)(ii) stating that a shareholder making a pre-suit demand may be required to undertaking to reimburse the Company for the expenses of counsel or any other advisors the Trustees retains in considering the merits of the request in the event the Trustees determine not to bring the action.

Also, in an appropriate location in the Prospectus disclose each provision (or portion thereof as noted in this comment 67) and explain that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund has revised Section 14.3 of the Organizational Document and the disclosures on page 106 of the Registration Statement.

68.	Staff’s comment: We note a portion of provision (b)(ii) in Section 14.3 that states, “(ii) unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim.” Please disclose this portion of the provision in an appropriate location in the Prospectus.

Response: The Fund advises the Staff that it discloses on page 106 of the Registration Statement that “unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim.”

Securities and Exchange Commission August 8, 2022 Page 26

Section 14.4 Direct Actions (“Section 14.4”)

69.	Staff’s comment: This section 14.4 states it governs direct actions and indicates, “the conditions required for the bringing of a derivative action pursuant to Section 14.3 [are] . . . equally applicable to bringing a direct action.” Accordingly, please apply comments 67 and 68 to the disclosure in this Section 14.4 and revise Section 14.4 accordingly, and add attendant disclosure to the Prospectus.

Response: The Fund has revised the Organizational Document as requested. The Fund has also revised the disclosure as requested on page 106 of the Registration Statement.

Section 14.5 Exclusive Delaware Jurisdiction

70.	Staff’s comment: Please revise the provision in the Organizational Document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the Prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response: The Fund has revised the Organizational Document and the disclosures on pages 39 and 106 of the Registration Statement.

71.	Staff’s comment: Please disclose in an appropriate location in the Prospectus that shareholders waive the right to a jury trial.

Response: The Fund advises the staff that the disclosure on page 106 of the Registration Statement under the heading “Exclusive Delaware Jurisdiction” states that the shareholders waive the right to a jury trial as it relates to certain claims, suits, actions or proceedings and has revised the disclosure on page 39 to discuss the corresponding risks of such a provision.

Item 34. Undertakings

72.	Staff’s comment: To the extent not already done so, please revise the undertakings in Item 34 to conform to the undertakings in Form N-2.

Response: The Fund has revised the disclosure as requested on pages C-3 and C-4 of the Registration Statement.

73.	Staff’s comment: Please include the indemnification undertaking required by Rule 484 under the Securities Act of 1933 (the “Securities Act”).

Response: The Fund advises the Staff that this undertaking is included under “Item 30. Indemnification” on page C-2 of the Registration Statement.

Securities and Exchange Commission August 8, 2022 Page 27

SIGNATURES

74.	Staff’s comment: We note at the time the registration statement was filed, only one Trustee signed it. Please ensure that the Fund files a pre-effective amendment to the registration statement that complies with all the signature requirements under Section 6(a) of Securities Act.

Response: The Fund will ensure it files a pre-effective amendment to the Registration Statement that complies with all the signature requirements under Section 6(a) of the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments. Please note that if we intend to omit certain information from the form of Prospectus included with the Registration Statement, that is declared effective in reliance on Rule 430A under the Securities Act, we will supplementally identify for you any omitted information. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-mail
Nicole M. Runyan, P.C.
Christopher J. Wu, P.C.